January 3, 2006

Room 4561

Eugene N. Larabie, President
Palomine Mining Inc.
595 Howe Street, Suite 507
Vancouver, BC, CANADA V6C 2T5

Re:	Palomine Mining Inc.
	Amendment no. 6 to Form SB-2
	Filed December 12, 2005
	Registration no. 333-123465

Dear Mr. Larabie:

      We have the following comments on your amendment.

Description of Business
Gab Claim Mineral Property Option Agreement
1. We note disclosure that you are contractually committed to incur
$50,000 of expenditures in the exploration and development of this property by December 31, 2005. Please disclose the current status of this commitment here and elsewhere as appropriate, such as in the "Risk Factors" section.

Financial Statements
2. The interim financial statements as of July 31, 2005 were not current on the date you filed the amendment. Please update the interim financial statements as required by Item 310(g) of Regulation
S-B.

Undertakings
3. Please include the new undertakings required by revised Item
512
of Regulation S-B.  Please see Securities Act Release 33-8591
(July
19, 2005).




Closing

      Please contact Terence O`Brien, Accounting Branch Chief, at
(202) 551-3355 with any questions on your financial statements.
Other
questions may be directed to Hugh Fuller at (202) 551-3853 or me at
(202) 551-3730.

      			Sincerely,



      			Barbara C. Jacobs
      			Assistant Director


CC:	Joseph J. Emas
      Attorney at Law
	1224 Washington Avenue
	Miami Beach, FL 33139
	Fax no. (305) 531-1274